Sale Agreement

Between

ILUS International Inc called the "Buyer"

and

Narinder Chadha & Partners called the "Seller"

For the purchase

of

Bright Concepts Detection & Protection Systems

called the "Company"

On this day 13 April 2021, it is agreed that:

1.	ILUS international Inc of United States of America with stock symbol 'ILUS' will purchase 100% of the assets and liabilities and shares of the company with immediate effect.

2.	The Buyer has made itself comfortable with the history and the risks of the company and fully accepts all the risks of buying the company "as is" as a going concern.

3.	The Seller has disclosed all details and information to the best of their knowledge.

4.	As due consideration the buyer will pay the seller 250,000AED (Two hundred and fifty thousand Dirhams) immediately on signing this agreement to their nominated bank account.

5.	The buyer will also pay the seller 10,000AED (Ten thousand Dirhams every month for24 months) starting from May 2021

6.	The Buyer will also issue the seller 1,000,000 (1 million) restricted shares in the buyer's public company in the USA. These shares will be restricted for 12 months as per rule 144 of the SEC.

7.	The seller will transfer all assets and liabilities including receivables and payables to the buyer immediately on closing.

8.	The buyer and seller will co-operate in any necessary documentation with authorities with best efforts.

9.	The buyer will allow the seller to have the right to remain on the trade license to facilitate visa requirements but have no right to actual control or ownership.

10.	The buyer will provide ongoing employment to both children of the seller Ms.Pooja and Mr. Rahul.

11.	Full support and best efforts will be provided by all parties to each other on a best effort basis.

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